

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2020

Roberto Ardagna
Chief Executive Officer
Investindustrial Acquisition Corp.
Suite 1, 3rd Floor, 11-12 St James's Square
London SW1Y 4LB
United Kingdom

Re: Investindustrial Acquisition Corp.
Registration Statement on Form S-1
Filed October 13, 2020
File No. 333-249462

Dear Mr. Ardagna:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Principal Shareholders, page 146

1. Please revise your disclosure to identify the natural person or persons who have sole or shared voting or investment power for the securities beneficially owned by Investindustrial Acquisition Corp., L.P.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Roberto Ardagna
Investindustrial Acquisition Corp.
October 15, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Cedric Van den Borren